
07007637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equifinancial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 N. Bayshore Dr. Suite 124
(No. and Street)

Miami, FL 33132
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Wilson (305) 358-5040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rachlin Cohen & Holtz
(Name – *if individual, state last, first, middle name*)

450 East Las Olas Blvd Suite 950 Ft. Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 2 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David L. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equifinancial, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Arlene Leal Morejon
My Commission DD325681
Expires August 13, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~ (Operations)
- ☑ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital (Member's Equity)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIFINANCIAL, LLC

TABLE OF CONTENTS

Rachlin Cohen & Holtz
Accountants ▫ Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Equifinancial, LLC

We have audited the accompanying statement of financial condition of Equifinancial, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equifinancial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rachlin Cohen & Holtz LLP

Fort Lauderdale, Florida
February 28, 2007

Rachlin Cohen & Holtz LLP
450 East Las Olas Boulevard ▪ Suite 950 ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.525.1040 ▪ **Fax** 954.525.2004 ▪ **www.rachlin.com**
An Independent Member of Baker Tilly International
MIAMI ▪ FORT LAUDERDALE ▪ WEST PALM BEACH ▪ STUART

EQUIFINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 10,863
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	-
Member's Equity	$ 10,863

See notes to financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commission income	$ 29,782
Expenses:	
Commissions	30,140
General and administrative	10,383
	40,523
Loss from Operations	(10,741)
Other Income:	
Interest income	396
Net Loss	$ (10,345)

See notes to financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$ 12,608
Member's Contributions	8,600
Net Loss	(10,345)
Balance, December 31, 2006	$ 10,863

See notes to financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net loss	$ (10,345)
Cash Flows From Financing Activities:	
Member contributions	8,600
Net Decrease in Cash and Cash Equivalents	(1,745)
Cash and Cash Equivalents, Beginning	12,608
Cash and Cash Equivalents, Ending	$ 10,863

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Equifinancial, LLC (the Company) was organized on May 1, 2004 as a single member LLC. The Company is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on January 3, 2006. The Company engages primarily in the sales of mutual funds. The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company is an introducing broker-dealer who uses another broker-dealer to carry and clear transactions and accounts for its customers. Customers of Equifinancial, LLC may be private individuals or other broker-dealers. Customers remit their payments directly to the Company's clearing broker (Oppenheimer) for investment in Oppenheimer Mutual Funds. Investment options for the Company's customers consisted of only Oppenheimer Mutual Funds during 2006.

Purchases and sales of securities are made under a fully disclosed clearing agreement and the Company does not hold customer funds or securities.

Revenue and Expense Recognition

Commissions are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $10,863 which was $5,863 in excess of its required net capital of $5,000.

NOTE 3. INCOME TAXES

Equifinancial, LLC is a single member limited liability company. As a single member LLC, the Company is not required to file separate tax returns. Federal income taxes are reported on the individual member's income tax return. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

The Company is subject to potential review or examination of federal, state and local income and payroll tax returns by various taxing authorities. Additional taxes, including penalties for non-compliance, and interest, if any, will be charged to operations when determined.

NOTE 4. RELATED PARTY TRANSACTIONS

Expense-Sharing Agreement.

The Company has a written expense-sharing agreement with an entity owned 100% by the member of the Company (The Real Estate Resources Group, Inc.).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Equifinancial, LLC as an NASD-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature, including commissions, will be paid by Equifinancial, LLC. Expenses that are non-regulatory in nature shall be paid by The Real Estate Resources Group, Inc. Non-regulatory expenses include certain overhead costs that are not directly related to the operations of the broker-dealer. In addition, the agreement states that Equifinancial, LLC shall not be responsible for paying or repaying certain non-regulatory expenses consisting of salary, rent and utilities.

EQUIFINANCIAL, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

Report of Independent Certified Public Accountants on Internal Control
as Required By Rule 17a-5 of the Securities and Exchange Commission

To the Member
Equifinancial, LLC

In planning and performing our audit of the financial statements of Equifinancial, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the reserve required by rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15-C3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Rachlin Cohen & Holtz LLP
450 East Las Olas Boulevard ▪ Suite 950 ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.525.1040 ▪ **Fax** 954.525.2004 ▪ **www.rachlin.com**
An Independent Member of Baker Tilly International
MIAMI ▪ FORT LAUDERDALE ▪ WEST PALM BEACH ▪ STUART

To the Member
Equifinancial, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rachlin Cohen Holtz LLP

Fort Lauderdale, Florida
February 28, 2007

EQUIFINANCIAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total Assets	$ 10,863
Less Total Liabilities	-
Net Worth	10,863
Less Non-Allowable Assets	-
Net Capital	10,863
Net Capital Required	5,000
Excess Net Capital	$ 5,863
Aggregate Indebtedness	$ -
Ratio: Aggregate Indebtedness to Net Capital	-

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) as amended for December 31, 2006 and the above calculation.

EQUIFINANCIAL, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2006

The Company operates pursuant to the (K)(2)(ii) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities to customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2006.

END